Exhibit 13.1

ANNUAL INFORMATION FORM

For the year ended December 31, 2016

March 30, 2017

In this Annual Information Form, the terms “We”, “Us”, “Our”, “Corporation” and “Cascades” refer to Cascades Inc., its subsidiaries, divisions and its interests in joint ventures and associates. Except as otherwise indicated, all dollar amounts are expressed in Canadian dollars. The information in this Annual Information Form is stated as at December 31, 2016, except as otherwise indicated, and except for information in documents incorporated by reference that have a different date.

DOCUMENTS INCORPORATED BY REFERENCE

The documents in the table below contain information that is incorporated by reference into this Annual Information Form and may be found on SEDAR at www.sedar.com.

Documents	Where they are incorporated in this Annual Information Form

Cascades Inc.’s 2016 Annual Report - Management’s Discussion and Analysis, NEAR-TERM OUTLOOK, page 66, RISK FACTORS, page 72	Items 3.3, 4.6.1 and 4.9

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Information Form or in documents incorporated by reference, including statements regarding future results and performance, are forward-looking statements within the meaning of the “Safe Harbour” provision of the United States Private Securities Litigation Reform Act of 1995 based on current expectations. The accuracy of these statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions (See heading Risk Factors).

Annual Information Form

ITEM 1 - DATE OF THE ANNUAL INFORMATION FORM

This Annual Information Form (“AIF”) is dated as at March 30, 2017. Except as otherwise indicated, the information contained in this AIF is stated as at December 31, 2016.

ITEM 2 - CORPORATE STRUCTURE

2.1              Name, Address and Incorporation

Cascades Inc. was incorporated under the name Papier Cascades Inc./Cascades Paper Inc. under the laws of the Province of Québec by letters patent issued on March 26, 1964. Supplementary letters patent were issued on March 11, 1968, July 4, 1979 and October 19, 1979 to amend the authorized capital stock and the restrictions and privileges attached to certain classes of shares of the Corporation.

Cascades was continued under the name Cascades Inc. under Part 1A of the Companies Act (Québec) by Certificate of Continuance dated October 26, 1982. Certificates of Amendment were issued on July 5, 1984, September 16, 1985 and May 13, 1986 to permit the subdivision of the Corporation's Common Shares, as well as on July 15, 1992, July 24, 1992, December 17, 1992 and July 20, 1993 in order to modify the authorized share-capital and/or the restrictions and privileges of certain classes of shares of the Corporation.

On December 30, 2003, in accordance with Article 123.129 of the Companies Act (Québec), Cascades, by simplified amalgamation, merged with 9135-2591 Québec Inc., a wholly owned subsidiary of the Corporation. The articles of amalgamation and schedules as well as the composition of the Board of Directors of the new company following the amalgamation are exactly the same as those of Cascades Inc. prior to the amalgamation.

Since February 14, 2011, all Québec corporations incorporated under Part IA of the Companies Act (Québec) are governed by the Business Corporations Act (Québec).

On July 27, 2011, the Corporation amended its Articles which essentially provide that (i) the Board of Directors may, at its discretion, appoint one or more directors, who shall hold office for a term expiring no later than the close of the next annual meeting of shareholders following their appointment, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the annual meeting of shareholders preceding their appointment; and (ii) the Board of Directors may, at its discretion and from time to time, determine the place, whether within or outside of the Province of Québec, where a meeting of shareholders may be held outside of the Province of Québec.

The head office and corporate offices of Cascades are located at 404 Marie Victorin Blvd, Kingsey Falls (Québec) J0A 1B0. Cascades also has executive offices located at 772 Sherbrooke Street West, Suite 100, Montréal (Québec) H3A 1G1. Cascades’ website can be found at www.cascades.com.

2.2              Intercorporate Relationships

The following list sets out the principal wholly-owned subsidiaries of the Corporation and their respective jurisdiction as at December 31, 2016:

Corporate Name	Percentage owned (%)	Jurisdiction
Cascades Canada ULC	100	Alberta, Canada
Cascades Recovery Inc.	100	Canada
Cascades USA Inc	100	Delaware, U.S.
Cascades Europe S.A.S.	100	France
Reno de Medici S.p.A.	57.7	Italy

ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS

3.1              Three Year History

Financing activities

Bank Financing

On July 7, 2015, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment provides that the term of the facility is extended to July 2019. The applicable pricing grid was slightly lowered to better reflect market conditions. The other existing financial conditions remained essentially unchanged.

Debt Refinancing

In 2014, the Corporation refinanced its 7.75% unsecured senior notes of US$500 million ($540 million) and $200 million, due in 2017 and in 2016, respectively. The Corporation issued 5.50% unsecured senior notes of US$550 million ($596 million), due in 2022, and 5.50% unsecured senior notes of $250 million, due in 2021. The proceeds of these new notes were allocated towards the repurchase of the US$500 million ($540 million) notes due in 2017 and the $200 million notes due in 2016. The remaining amounts (US$50 million ($56 million) and $50 million) were used to pay a premium totaling $31 million plus refinancing costs of $13 million and to reduce our credit facility utilization. The refinancing of these notes reduces our future interest expense by approximately US$8 million and $6 million annually.

Annual Information Form

On May 19, 2015, the Corporation issued US$250 million ($305 million) aggregate principal amount of 5.75% senior notes due in 2023. The Corporation used the proceeds from this offering of notes to repurchase a total of US$250 million ($305 million) aggregate principal amount of 7.875% senior notes due in 2020 for a total consideration of US$250 million ($305 million). The Corporation also paid premiums of US$11 million ($13 million) to repurchase the 2020 notes as well as fees and expenses in connection with the offering and the tender offer totalling $5 million. The refinancing of these notes will reduce the Corporation's future interest expense by approximately US$6 million annually.

Greenpac Debt Refinancing

On May 6, 2016, the Corporation announced that its associate company Greenpac, located in Niagara Falls, NY, successfully refinanced its debt. The debt package includes a term loan and a revolving credit facility. This five-year agreement will allow the mill to reduce its financing costs by approximately 225 basis points, increasing its flexibility to successfully address future market fluctuations. Results of Greenpac are not consolidated in our financial statements but included in the "Share of results of associates and joint ventures" line.

Corporate Activities

On August 12, 2014, the Corporation announced the appointment of Ms. Suzanne Blanchet to the position of Senior Vice-President, Corporate Development.

On July 22, 2016, Cascades announced the appointment of Ms. Michelle A. Cormier and Messrs. Martin Couture and Patrick Lemaire to its Board of Directors.

Packaging Products Sector

Containerboard Packaging Group

On January 31, 2014, the Corporation concluded the creation of Maritime Paper Products Limited Partnership (MPPLP), a new joint venture for converting corrugated board activities in the Atlantic provinces with Maritime Paper Products Limited (MPPL). The creation of this joint venture positioned the Containerboard Packaging Group to achieve future growth in the Atlantic provinces and to remain at the forefront in this market, by offering an improved and more comprehensive range of products to its customers. Furthermore, the creation of MPPLP aimed to provide customers with better service through the combined strengths of the Containerboard Packaging Group and MPPL. The containerboard operations located in St. John’s (Newfoundland) and Moncton (New Brunswick) were integrated with those of MPPL on February 1, 2014, and the Corporation received a 40% ownership in the joint venture.

During the fourth quarter of 2014, the Corporation announced the acquisition and installation, for $13 million, of two new printing presses for the containerboard activities in the Vaudreuil and Drummondville (Québec) plants, which specialize in manufacturing corrugated packaging products.

On February 4, 2015, Cascades confirmed completion of the transaction relating to the sale of its North American boxboard manufacturing and converting assets to Graphic Packaging Holding Company for a cash consideration of $40 million, net of transactions fees. Included in the transaction were the Cascades boxboard units in East Angus and Jonquière (Québec), Winnipeg (Manitoba), and Mississauga and Cobourg (Ontario). This move, which reflects Cascades’ intention to refocus its activities on the strategic sectors in which it excels, did not affect the Corporation's European-based boxboard operations.

On April 10, 2015, Cascades announced major investments in a biorefinery project at its Cabano (Québec) plant. This project, worth a total of $26 million, represents a major advance in biorefinery development in Canada. Backed by a $10 million investment from Natural Resources Canada’s Investments in Forest Industry Transformation (IFIT) program and an additional $4 million from the Québec Ministère des Forêts, de la Faune et des Parcs, the Cabano plant replaced its process - the production of sodium carbonate-based chemical pulp - with this new, more environmentally friendly and economical one that was developed in conjunction with a U.S. partner.

In addition, Cascades invested $26 million in 2015 and 2016 in its Drummondville plant, for the expansion of the building and the installation of a new corrugator. It officially started operating at the beginning of 2016, and positively contributed to Cascades' results during the year.

On January 13, 2016, the Corporation announced Mr. Marc-André Dépin's decision to step down as President and Chief Executive Officer of the Containerboard Packaging Group. Mr. Charles Malo succeeded him as President and Chief Operating Officer.

On June 1, 2016, the Corporation announced the completion of a transaction with US-based company Rand-Whitney Container LLC for the acquisition of its plant in Newtown, Connecticut. In return, Cascades transferred equipment and its customer list from its Thompson plant, located in Connecticut. The Corporation also paid US$12 million ($15 million) to Rand-Whitney.

Boxboard Europe Group

Further to a Combination Agreement entered into with Reno de Medici S.p.A. ("RdM") in 2007, the Corporation entered into a put and call agreement with Industria E Innovazione (“Industria”) in 2010, whereby Cascades had the option to buy all of the shares held by Industria in the capital stock of RdM (which represented 9.07% of the outstanding shares of RdM) (100% of the shares held by Industria) for €0.43 per share between March 1, 2011 and December 31, 2012. Industria also had the option of requiring the Corporation to purchase the shares for €0.41 per share between January 1, 2013 and March 31, 2014. As the put option held by Industria became effective on January 1, 2013 and the Corporation expected it would be exercised after the first quarter of 2013, an obligation in the amount of €14 million ($18 million) was recorded by the Corporation as at March 31, 2013. Consequently, the non-controlling interest has been adjusted by 9.07% effective January 1, 2013, to 42.39%. Industria did raise the put option in the second quarter of 2013, resulting in a cash payment for the Corporation of €14 million ($19 million). The Corporation's share in the equity of RdM as at December 31, 2016, stood at 57.7%.

Annual Information Form

On April 9, 2014, following a consultation process with the unions, the Corporation announced the closure of its subsidiary, Cascades Djupafors, located in Ronneby, Sweden, which definitely ceased its operations on June 15, 2014.

On June 30, 2016, the Corporation completed the transfer of its virgin fibre boxboard mill located in La Rochette, France, to its 57.7%-owned subsidiary Reno de Medici, for a consideration of €19 million ($27 million). The transaction combines the Corporation’s virgin and recycled boxboard activities in Europe. Apart from higher non-controlling interest after the closing, no impact is recorded on the Corporation’s financial statements, as both entities had been fully consolidated prior to the transaction.

On November 3, 2016, RdM appointed Mr. Michele Bianchi as its Chief Executive Officer, following the resignation of Mr. Ignazio Capuano as Chief Executive Officer on April 26, 2016.

Specialty Products Group

On July 1, 2014, Cascades announced that it had reached an agreement with Rolland Enterprises Inc., a subsidiary of H.I.G. Capital for the sale of its fine papers activities for $39 million. The units covered by this transaction were the Rolland Division, an uncoated fine papers and security papers plant located in Saint-Jérôme (Québec), the Converting Centre, a fine papers processing and distribution plant, also located in Saint-Jérôme (Québec) and Fibres Breakey, a de-inked bleached kraft pulp manufacturing plant located in Sainte-Hélène-de Breakeyville (Québec).

On July 9, 2014, Cascades announced the definitive closure of its kraft paper manufacturing activities at the East Angus (Québec) mill due to unfavorable market conditions and the failure of discussions concerning the mill's transfer and turnaround. This announcement was not related to the boxboard manufacturing plant also located in East Angus (Québec).

In the third quarter of 2015, the Specialty Products Group proceeded with the legal restructuring of its Norcan Flexible Packaging subsidiary, which was owned at 62.1%. As a result of the restructuring, the Corporation now owns 100% of the net assets of this business through its Cascades Flexible Packaging subsidiary.

On November 27, 2015, the Corporation entered into an agreement for the acquisition of the 27% minority interest of Cascades Recovery Inc. for a cash consideration of $32 million, payable over a ten-year period.

On June 22, 2016, the Corporation announced the closure of its de-inked pulp mill located in Auburn (Maine, USA). The plant closed on July 15, 2016.

Tissue Group

On August 12, 2014, the Corporation announced the appointment of Mr. Jean Jobin as President and Chief Operating Officer of Cascades Tissue Group.

On August 18, 2014, Cascades announced the strategic optimization and expansion of its tissue papers activities in the Southeastern United States with the installation of a new tissue converting facility in Wagram (North Carolina, USA). This investment was intended to reorganize and expand the converting activities in this area, which is a targeted region of growth for the Corporation. New equipment was installed progressively in 2014 and continued throughout the first half of 2015. The ramp-up of the converting lines was completed at the beginning of the year 2016.

On April 17, 2015, Cascades announced the installation of a new state-of-the-art converting line in the Candiac plant, located in Québec, for the manufacturing of high-quality paper towels. In addition, two converting lines were upgraded in Candiac and Kingsey Falls (Québec) that produce high-end tissue products more effectively. The new line in Candiac (Québec) started production in July 2015, while the improved converting lines began production in the second quarter of 2016.

On May 13, 2016, in order to optimize its supply chain and to maximize its profitability, the Corporation decided to close its tissue converting operations located in Toronto (Ontario), and transferred some of its assets to other facilities.

On June 16, 2016, the Corporation announced construction of a new tissue converting plant in Scappoose (Oregon, USA). The total investment is planned to reach US$64 million ($83 million). The facility will house three new state-of-the-art converting lines that are scheduled for commissioning at the end of the first quarter of 2017. The plant will manufacture virgin and recycled bathroom tissue products and paper hand towels for the Away from Home market. The plant will be supplied by the Cascades tissue papers plant located 12 kilometers away in St. Helens (Oregon, USA), generating substantial synergy.

3.2              Significant Acquisitions

No significant acquisition was completed by the Corporation during the financial year ended December 31, 2016 for which disclosure would have been required under Part 8 of National Instrument 51-102 of the Canadian Securities Administrators, namely the filing of a Business Acquisition Report.

3.3               Trends

Reference is made to Management’s Discussion and Analysis in the 2016 Annual Report, specifically on page 66 under the heading “NEAR-TERM OUTLOOK”, which is incorporated by reference.

Annual Information Form

ITEM 4 - DESCRIPTION OF THE BUSINESS

4.1              General

Established in 1964, Cascades is the parent company of a North American and European group of companies involved in the production, conversion and marketing of packaging products and tissue papers principally composed of recycled fibre. In 2016, including its equity investment in Reno De Medici S.p.A. ("RdM"), Cascades consumed approximately 3.28 million short tons of fibre. Recycled fibre, wood fibre (chips and logs) and virgin pulp respectively accounted for 81%, 12% and 7% of the total fibre consumption. Cascades sources its supply of recycled fibre through its own recovery network as well as through mid- to long-term agreements with independent suppliers. Cascades sources its supply of wood fibre and pulp through contractual agreements with independent sawmills, timberland owners and pulp producers.

Cascades conducts its business principally through four (4) reporting groups in two (2) operating sectors, namely:

1)                 The Packaging Products sector which includes:

i)	The Containerboard Packaging Group, a manufacturer of containerboard and leading converter of corrugated products in North America;
ii)	The Boxboard Europe Group, a manufacturer of premium coated recycled and virgin boxboard in Europe; and
iii)	The Specialty Products Group, which manufactures industrial and consumer packaging products, and is also involved in recovery and recycling.

2)	The Tissue Papers sector which includes the Tissue Group, a manufacturer and converter of tissue papers for the Away-from-Home and consumer products markets.

These two sectors include close to 90 operating units located in Canada, the United States and Europe. As at December 31, 2016, the Corporation employed approximately 11,000 employees, of which roughly 9,000 were employees of its Canadian and United States operations. Approximately 28% of the Corporation's manpower is unionized under 27 separate collective bargaining agreements. In addition, in Europe, some of the Corporation's operations are subject to national industry collective bargaining agreements that are renewed on an annual basis. Of the 27 collective bargaining agreements in North America, 2 are expired and are currently under negotiation, 6 will expire in 2017 and 6 in 2018.

Cascades sets the overall strategic guidelines and ensures that corporate policies concerning acquisition and financing strategies, legal affairs, human resources management and environmental protection are applied by its subsidiaries, divisions, joint ventures and associates.

4.2              Industry Sector Information

4.2.1           Packaging Products sector

4.2.1.1       Containerboard Packaging Group

The Containerboard Packaging Group employs more than 3,500 employees, and operates five (5) linerboard and corrugated medium mills and nineteen (19) converting plants across Canada and the Northeastern United States. The mills have a combined annual production capacity of 991,000 short tons, of which 28% is linerboard and 72% is corrugated medium. In 2016, approximately 52% of the mill output was converted by the Group’s converting facilities. This integration rate increases to 67% when associates and joint ventures are taken into consideration. The Group produces a broad range of products for regional and national customers in a variety of industries, including food, beverage and consumer products. Approximately 81% of the total pulp and fibre consumed by this Group is recycled fibre. Products are delivered mainly by truck or rail.

The Containerboard Packaging Group is responsible for overseeing the operations of the Greenpac Mill, a partnership in which Cascades owns 59.7%. The Greenpac Mill, a state-of-the-art linerboard mill with annual production of 540,000 short tons, manufactures one of the best linerboards in the industry. The mill is located in Niagara Falls (NY, USA) and employs roughly 140 workers. Greenpac is an associate and its results are not consolidated by Cascades.

Sales from this Group totaled $1,370 million in 2016, compared to $1,301 million in 2015, of which 71% were in Canada, 28% in the United States and the remaining 1% were in other countries. This Group sells its products via its own sales force and representatives for export purposes.

The following table lists the mills and converting plants (including joint ventures, which are not consolidated) of the Containerboard Packaging Group and the approximate annual production capacity or shipments of each facility as well as the products manufactured or, where applicable, their activities in 2016:

Annual Information Form

Facilities	Products / Services	Annual capacity or Shipments
Manufacturing		Annual Capacity in short tons
Niagara Falls, New York, USA	100% recycled corrugating medium	275,000
Niagara Falls, New York, USA*	100% recycled linerboard	540,000
Kingsey Falls, Québec	100% recycled linerboard	105,000
Cabano, Québec	Corrugating medium in various basis weights	244,000
Trenton, Ontario	Corrugating medium in various basis weights	194,000
Mississauga, Ontario	100% recycled linerboard	173,000

Converting		Shipments in square feet (000)
Drummondville, Québec	Corrugated packaging	1,705,000
Victoriaville, Québec	Corrugated packaging	274,000
Vaudreuil, Québec	Corrugated packaging	971,000
Montréal, Québec	Micro-Litho packaging	393,000
Belleville, Ontario	Corrugated packaging	252,000
Etobicoke, Ontario	Corrugated packaging	528,000
Jellco, Barrie, Ontario	Corrugated packaging	227,000
St. Marys, Ontario	Corrugated packaging	1,097,000
Vaughan, Ontario	Corrugated packaging	2,314,000
Lithotech, Scarborough, Ontario	Micro-Litho packaging	219,000
Guelph, Ontario	Corrugated packaging	240,000
Winnipeg, Manitoba	Corrugated packaging	703,000
Calgary, Alberta	Corrugated packaging	655,000
Richmond, British Columbia	Corrugated packaging	578,000
New York City, New York, USA	Corrugated packaging	844,000
Schenectady, New York, USA	Corrugated packaging	638,000
Lancaster, New York, USA	Corrugated packaging	367,000
Newtown, Connecticut, USA	Corrugated packaging	609,000
Services
Art & Die, Etobicoke, Ontario	Graphic art and printing plates	N/A

* Joint venture

4.2.1.2       Boxboard Europe Group

As at December 31, 2016, the Corporation held a 57.7% investment in Reno de Medici S.p.A. (“RdM”), the second largest European producer of coated recycled boxboard. RdM operates five (5) recycled boxboard mills with an annual production capacity of 885,000 metric tonnes, one (1) virgin boxboard mill with an annual production capacity of 165,000 metric tonnes and two (2) sheeting centers. It employs approximately 1,570 employees. RdM is a public company listed on the Milan and Madrid stock exchanges. Information concerning RdM’s production facilities can be found at www.renodemedici.it. Sales for the Boxboard Europe Group stood at $796 million in 2016 compared to $825 million in 2015.

The following table lists the mills of the Boxboard Europe Group and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2016:

Annual Information Form

Facilities	Products	Annual capacity in metric tonnes
Arnsberg, Germany	Coated recycled boxboard	220,000
Santa Giustina, Italy	Coated recycled boxboard	240,000
Ovaro, Italy	Coated recycled boxboard	95,000
Villa Santa Lucia, Italy	Coated recycled boxboard	220,000
Blendecques, France	Coated recycled boxboard	110,000
La Rochette, France	Coated virgin boxboard	165,000

4.2.1.3       Specialty Products Group

The Specialty Products Group operates in three (3) main sub-segments, namely industrial packaging, consumer products packaging, and recovery and recycling. This Group operates thirty-eight (38) facilities in North America and Europe, including nineteen (19) recovery centers across Canada and the Northeastern United States. It employs more than 2,200 employees. In 2016, sales from this Group amounted to $620 million, compared to $579 million in 2015, of which 53% were in Canada, 38% in the United States, and 9% were in Europe.

a)                Industrial Packaging

The Industrial Packaging sub-segment is active in four (4) markets: protective packaging, specialty containers, structural components and paperboard and fibre composites. Products include Technicomb® and Flexicomb® honeycomb paperboard, Multiboard™ laminated paperboard and uncoated recycled paperboard (URB).

A plant produces URB using 100% recycled fibres. The URB produced is mainly used by packaging converters and industrial users of headers and wrappers for the paper industry, as well as partitions used as protective packaging. Four (4) plants in Québec and in the United States manufacture honeycomb paperboard for industrial packaging and partitions, mostly for the beer, wine and spirits industry. One facility manufactures laminated paperboard that is used in the food packaging and furniture backing industries while another facility manufactures backing for vinyl flooring. Products are sold in Canada and the United States.

Two (2) plants in France manufacture roll headers made of linerboard and uncoated paperboard. All products are sold in Europe.

The following table lists the plants (including joint ventures, which are not consolidated) of the industrial packaging business sector and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2016:

Facilities	Products	Annual capacity in metric tonnes
Cascades Sonoco, Kingsey Falls, Québec*	Roll headers and wrappers	65,000
Cascades Sonoco, Berthierville, Québec*	Roll headers and wrappers	50,000
Cascades Sonoco, Birmingham, Alabama, USA*	Roll headers and wrappers	50,000
Cascades Sonoco, Tacoma, Washington, USA*	Roll headers and wrappers	30,000
Cascades Rollpack, Saulcy-sur-Meurthe, France	Roll headers and packaging reams	40,000
Cascades Rollpack,Châtenois, France	Packaging reams	25,000
Cascades Multi-Pro, Drummondville, Québec	Laminated paperboard and specialty containers	18,000
Cascades Enviropac, Berthierville, Québec	Honeycomb packaging products	12,600
Cascades Enviropac, St-Césaire, Québec	Uncoated paperboard partitions	9,000
Cascades Enviropac, Grand Rapids, Michigan, USA	Honeycomb packaging products and other packaging products	10,000
Cascades Enviropac, Aurora, Illinois, USA	Uncoated paperboard partitions	10,900
Cascades Papier Kingsey Falls, Kingsey Falls, Québec	Uncoated paperboard	95,000
Cascades Lupel, Trois-Rivières, Québec	Manufacture of backing for vinyl flooring	55,000

*Joint ventures

Annual Information Form

b)                Consumer Products Packaging

The Consumer Products Packaging sub-segment designs and manufactures packaging for fresh foods, catering to the food processing, retailing and quick-service restaurant industries.

Two (2) plants manufacture egg filler flats (UltraCell™) for egg processors and four-cup carriers (UltraFit™) for the quick-service restaurant industry using 100% recycled material. Two (2) facilities manufacture polystyrene foam trays, marketed under the EVOK® brand, for processors and retailers in the food industry. Another plant manufactures rigid plastic packaging, under various brand names such as Ultratill™ and Poultray™, primarily for the food industry, processors and retailers. A facility specializes in the manufacturing of flexible film for packaging mainly for customers in the frozen foods, bakery and ice industries. This sub-segment has sales in both Canada and the United States.

The following table lists the plants in the consumer products packaging sub-segment and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2016:

Facilities	Products	Annual capacity in kilograms
Plastiques Cascades, Kingsey Falls, Québec	Polystyrene foam food packaging, plate and bowls	10,500,000
Cascades Plastics, Warrenton, Missouri, USA	Polystyrene foam food packaging	8,500,000
Cascades Inopak, Drummondville, Québec	Plastic food packaging	7,000,000
Cascades Flexible Packaging, Mississauga, Ontario	Film packaging	7,941,000
Cascades Forma-Pak, Kingsey Falls, Québec	Egg filler flats and beverage carry trays	15,000,000
Cascades Moulded Pulp, Rockingham, North Carolina, USA	Egg filler flats and beverage carry trays	10,000,000

c)                Recovery and Recycling

In 2016, Cacsades's fibre procurement group and Cascades Recovery were merged together to form Cascades Recovery+. Cascades Recovery+ provides services to recover and process discarded materials for the municipal, graphic, industrial, commercial, consumer products and institutional sectors. Services are offered across Canada and the Northeastern United States through nineteen (19) recovery facilities. In 2016, Cascades Recovery+ processed and brokered over 1.37 million short tons of recovered papers through its recovery facilities.

4.2.2           Tissue Papers Sector

4.2.2.1        Tissue Group

The Tissue Group manufactures, converts and markets a wide variety of tissue paper products intended for the Away-from-Home and consumer products markets. The Group operates seven (7) manufacturing facilities, nine (9) converting facilities, and four (4) facilities with both manufacturing and converting activities. It also operates the Best Diamond Packaging, LLC joint venture in Kinston, NC, USA. The Group employs more than 2,200 employees.

The Group markets and sells its lines of bathroom tissue, facial tissue, paper towels, paper hand towels, paper napkins and other related products under the Decor®, North River®, Cascades®, Cascades Moka®, Tandem®, Tandem+®, Cascades Elite® and Wiping Solutions® brand labels in both the Canadian and American Away-from-Home markets. In 2016, the Tissue Group rebranded its Away-from-Home product offerings as Cascades PRO, and will market and sell its lines under the five brand names of Cascades PRO Signature™, Cascades PRO Perform™, Cascades PRO Select™, Cascades Pro Tandem™ and Cascades PRO Tuff-Job™. In the consumer products market, lines are principally marketed under private labels and under the Cascades® and April Soft® labels in Canada, and under the Nature’s Choice® label and other secondary marks in the United States. Products are sold principally through a direct sales force and are delivered by truck.

In 2016, the Corporation began construction of a new tissue paper converting facility in Scappoose, OR, USA, which is scheduled to begin production in Q1-2017.

Sales from this Group amounted to $1,305 million in 2016, compared to $1,236 million in 2015, of which 73% were in the United States and the remaining 27% were in Canada. On a segmented basis, the Away-from-Home market represented 42% of sales in Canada and 47% in the US, while the retail market represented 58% in Canada and 53% in the US.

The following table lists the mills and converting plants (including joint ventures, which are not consolidated) of the Tissue Group and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2016:

Annual Information Form

Facilities	Products / Services	Annual capacity in short tons (Manufacturing only)
Manufacturing / Converting
Candiac, Québec	Parent rolls, paper towels, bathroom tissue	74,000
Lachute, Québec	Parent rolls, paper hand towels, bathroom tissue	35,000
Kingsey Falls, Québec	Parent rolls, facial tissue, bathroom tissue	105,000
Eau Claire, Wisconsin, USA	Parent rolls, paper towels, bathroom tissue, facial tissue and paper napkins	56,000
Manufacturing
Toronto PM , Ontario	Parent rolls	54,000
St-Helens, Oregon, USA	Parent rolls	116,000
Ransom, Pennsylvania, USA	Parent rolls	59,000
Memphis, Tennessee, USA	Parent rolls	40,000
Rockingham, North Carolina, USA	Parent rolls	58,000
Mechanicville, New York, USA	Parent rolls	53,000
Converting
Toronto, Ontario	Paper towels, bathroom tissue, paper napkins	N/A
Laval, Québec	Paper napkins	N/A
Granby, Québec	Bathroom tissue, facial tissue and paper hand towels	N/A
Kingman, Arizona, USA	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A
Waterford, New York, USA	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A
Pittston, Pennsylvania, USA	Paper towels, bathroom tissue, facial tissue and paper napkins	N/A
Wagram, North Carolina, USA	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A
Kinston, North Carolina, USA*	Paper napkins	N/A
Grande Prairie, Texas, USA*	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A
Brownsville, Tennessee, USA	Industrial wipes	N/A

* Joint ventures

4.3              Research, Development and Innovation

Cascades has its own research and development centre, namely Cascades CS+ (R&D Division). It is located in Kingsey Falls (Québec) and is composed of 50 employees. The R&D division provides Cascades’ business units with technical support in solving production problems and improving quality as well as the development of new products and processes. Moreover, it is strongly involved in innovation and sustainable development through its scientific support to the Corporation’s marketing teams.

Cascades has adopted a clear strategy relative to innovation as it is one of the key enablers of the strategic plan. Each Cascades Group has defined their strategic arena and their action plan in order to reach the ambitious goal of generating 20% of their sales relating to the introduction of new products by 2020. Cascades also put in place a centralized work team, the CIC (Cascades Innovation Center), to develop and support innovation within the Groups. The team includes specialists in market research as well as product development.

Activities related to our ERP system and business process re-engineering increased our costs in 2016 compared to 2015. These higher costs reflect the implementation of our ERP platform in twice as many plants compared to last year, and costs associated with efforts to optimize several internal processes such as planning, logistics and procurement during the year. In 2016, the Corporation invested $15 million in intangible and other assets compared to $8 million in 2015, for the implementation of our ERP information technology system.

Annual Information Form

4.4              Competitive Conditions

4.4.1           Our Markets

Cascades operates in large, highly competitive markets. Our products and services compete with similar products manufactured and distributed by others both domestically and globally. The success in our markets is influenced by many factors, including customer service, price, geographic location, quality, breadth and performance characteristics of our products. Given our products, integration level, markets and geographic diversification, we believe that we are well-positioned to compete in our packaging and tissue sectors.

According to RISI and CCCA, the total containerboard production in North America was approximately 38.2 million tons in 2016 while total containerboard production capacity totaled approximately 40.0 million tons. We estimate the five largest manufacturers, International Paper Company, WestRock Company, Georgia-Pacific LLC, Packaging Corporation of America and KapStone Paper and Packaging Corporation to account for approximately 75% of total production capacity. Total U.S. containerboard production increased by 1.4% in 2016. With respect to demand, while the containerboard market is cyclical and impacted by economic conditions, it tends to be more resilient given that approximately 75% of the end demand for corrugated boxes comes from the non-durable goods industries according to the Fibre Box Association.

According to RISI, demand in the U.S. tissue paper market reached approximately 9.2 million tons in 2016. Total tissue production capacity in North America totaled approximately 9.9 million tons during the same period. We estimate the five largest manufacturers, Georgia-Pacific LLC, The Procter & Gamble Company, Kimberly-Clark Corporation, Svenska Cellulosa Aktiebolaget (SCA) and Cascades Inc. to account for approximately 74% of total production capacity. The tissue paper market consists of both the consumer products and Away-from-Home markets. Shipments of consumer products and Away-from-Home tissue products represented approximately 68% and 32%, respectively, of total U.S. tissue paper shipments in 2016. The tissue market is considered to be the most stable paper sector with demand in North America growing at a 1.4% compound annual growth rate since 2005.

4.4.2           Our Competitive Strengths

Leading Market Positions with Environmentally Sustainable Product Focus. We are one of the two leaders in Canada and hold one of the leading market positions in the packaging industry in North America. We also are a leading producer of coated recycled boxboard in Europe through our ownership of Reno de Medici, S.p.A. We believe our leading market positions and our environmental focus give us an advantage over many of our competitors. We believe the demand for green products is growing and we are well-positioned to take advantage of the growing environmental trend due to our strengths and diversity of product offerings.

Integrated Recycling Solutions Provider. We are an integrated manufacturer with both downstream recycled paper collection and processing capabilities and upstream manufacturing and converting operations. We have created the closed-loop systemTM that enables us to manufacture our products efficiently for our customers. In North America, 29% of the recycled fibre that we use in our products come from our own recovery facilities. We continually look for opportunities to increase our integration to further ensure the supply of raw materials to our mills and grow the development of our environmentally sustainable products.

Diversified Portfolio of Products, Markets and Geographic Locations. We manufacture and sell a diversified portfolio of packaging, tissue and specialty products for commercial, industrial and consumer products end markets in Canada, the United States, Europe and other regions. Our customers include Fortune 500, medium and small-sized companies across a broad range of industries. We believe that our product, geographic and customer diversification help us maintain our operating performance through economic downturns and changing market conditions. The size and diversity of our operations also allow us to cost-effectively serve customers on a regional and multinational basis, reducing delivery times and enhancing customer service.

Strong Presence in Consumer-Oriented End Markets. Our packaging, tissue and other products are sold primarily to consumer-oriented end markets, which tend to be less sensitive to economic cycles. As a result, products sold to these markets tend to exhibit a greater degree of stability and predictability in demand and product prices than products sold to commercial or industrial-oriented end markets. Our participation in consumer-oriented end markets has increased with our focus on selling tissue products.

4.5              Cyclical Considerations

Although the Corporation believes that its products, integration level, market, and geographical diversification help to mitigate the adverse effects of industry conditions, the markets, for some of its products, notably containerboard and boxboard, remain cyclical. These markets are influenced by changes in the North American and global economies, industry capacity and inventory levels maintained by customers, all of which affect selling prices and profitability. The Corporation is also affected by the variation of the Canadian dollar against the U.S. dollar and the Euro, and the effect of the volatility of the costs of the raw material, particularly recycled fibre and energy prices.

Annual Information Form

4.6              Environmental Protection

4.6.1           Regulations

The Corporation’s activities are subject to environmental laws and regulations imposed by various governmental and regulatory authorities in all the countries where it operates. The Corporation is in compliance, in all material respects, with all applicable environmental legislation and regulations. However, ongoing capital and operating expenses are expected to be incurred to achieve and maintain compliance with applicable environmental requirements. For more information, reference is made to the heading “RISK FACTORS”, on page 72 of Management’s Discussion and Analysis in the 2016 Annual Report, which item is incorporated by reference.

In 2016, environmental protection requirements and the application of Cascades’ environmental mission required capital expenditures and led to operating costs as follows:

Country	Capital Expenses	Operating Costs
Canada	$2,400,367	$29,240,570
United States	$548,096	$23,355,706
Total	$2,948,463	$52,596,276

4.6.2           Environmental Mission

Since one of the deeply ingrained values of the Corporation is protecting the environment, Cascades has adopted an Environmental Mission, which is available on the Corporation’s website at www.cascades.com.

4.7              Reorganizations

In 2016, no major legal reorganizations were undertaken by Cascades. In the normal course of business, some reorganizations of the subsidiaries of the Corporation could occasionally occur in order to improve the organizational structure, none of them having a material impact on the activities, operations or financial results of the Corporation.

The Corporation is actively implementing ONE Cascades, a major program to streamline its business processes. ONE Cascades aims to strengthen our customer approach by optimizing and standardizing internal procedures. This program will include improving the supply chain to allow a better response to customers; discharging the plants from repetitive administrative tasks to allow them to focus on improving production; and improving the human resources processes to provide better support to the organization.

4.8               Social Policies

The Corporation has adopted a Code of Ethics (the “Code”), which is meant to provide directors, officers, employees and consultants with general guidelines for acceptable behaviour in all relationships with each other, customers, suppliers, partners, and the communities where the Corporation operates. A copy of the Code is available on the Corporation' website at www.cascades.com.

4.9              Risk Factors

We refer the reader to Management’s Discussion and Analysis in the 2016 Annual Report, specifically on page 72 under the heading “RISK FACTORS”, incorporated by reference herein.

ITEM 5 - DIVIDENDS AND DISTRIBUTIONS

In 2014, 2015 and 2016, Cascades paid dividends on its Common Shares at the current rate of $0.04 per Common Share per quarter. Other than pursuant to the Indentures, which govern its Senior Notes, and the Credit Facilities, there are no material contractual restrictions on Cascades’ ability to declare and pay dividends on its Common Shares.

The dividend amount is reviewed annually by the Board of Directors and is determined taking into account Cascades’ financial situation, its results from operations, its capital requirements and any other factor deemed pertinent by the Board of Directors.

ITEM 6 - CAPITAL STRUCTURE

6.1              General description of capital structure

The share capital of the Corporation is composed of an unlimited number of Common Shares without par value, an unlimited number of Class “A” Preferred Shares without par value which may be issued in series and an unlimited number of Class “B” Preferred Shares without par value which may be issued in series.

Annual Information Form

The holders of common shares are entitled to the right to vote on the basis of one vote per share at any meetings of shareholders and the right to receive dividends and to share in the remaining assets in the event of a liquidation of the Corporation. As at March 17, 2017, there were 94,681,406 Common Shares issued and outstanding.

The Class “A” and “B” Preferred Shares are issuable in series and rank equally within their respective classes as to dividends and capital. Registered holders of any series of Class “A” or Class “B” are entitled to receive, in each fiscal year of the Corporation or on any other basis, cumulative or non-cumulative preferred dividends payable at the time, at the rates and for such amounts and at the place or places determined by the directors with respect to each series prior to the issuance of any Class “A” or Class “B” Preferred Shares. In the event of the liquidation, winding-up or dissolution of the Corporation or any other distribution of its assets to its shareholders, the holders of Class “A” and “B” Preferred Shares are entitled to receive, out of the assets of the Corporation, the amount paid in consideration of each share held by them. The holders of Class “A” and “B” Preferred Shares are not entitled as such to receive notice of or to attend or to vote at any meetings of shareholders. None of the Class “A” or “B” Preferred Shares of the capital stock of the Corporation are, as of the date hereof, issued and outstanding.

6.2              Ratings

Credit ratings are intended to provide investors with an independent measure of credit quality of an issuer or a security. Rating for issuers or for debt instruments are presented in ranges by each of the rating agencies. The highest qualities of securities are rated AAA in the case of Standard & Poor’s ("S&P") and Dominion Bond Rating Services (“DBRS”), or Aaa in the case of Moody’s Investors Service ("Moody’s”). The lowest quality of securities are rated D in the case of S&P and DBRS, or C in the case of Moody’s.

According to the S&P rating system (http://www.spratings.com/en_US/understanding-ratings), corporations or notes rated BB, B, CCC, CC, and C are regarded as having from low to significant speculative characteristics. A BB rating indicates the least degree of speculation and C the highest. While such corporations or notes will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. Corporations or notes rated BBB are less vulnerable for non-payment than other speculative economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. The ratings from AAA to B may be modified by the addition of a plus (+) or minus (-) to show relative standing within the major rating categories.

According to the DBRS rating system (http://dbrs.com/ratingPolicies/list/name/rating+scales), corporations or notes rated BB are defined to be speculative and non-investment grade, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession. Entities in the BB range typically have limited access to capital markets and additional liquidity support. In many cases, deficiencies in critical mass, diversification, and competitive strength are additional negative considerations. The absence of either a high or low designation indicates the rating is in the middle of the category.

According to the Moody’s rating system (https://www.moodys.com/Pages/amr002002.aspx), corporations or notes, which are rated Ba, are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class. Moody’s applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Credit Risk	Moody's	S & P	DBRS
Highest quality	Aaa	AAA	AAA
High quality (very strong)	Aa	AA	AA
Upper medium grade (strong)	A	A	A
Medium grade	Baa	BBB	BBB
Lower medium grade (somewhat speculative)	Ba	BB	BB
Low grade (speculative)	B	B	B
Poor quality (may default)	Caa	CCC	CCC
Most speculative	Ca	CC	CC
No interest being paid or bankruptcy petition filed	C	C	C
In default	C	D	D

Source:  Securities Industry and Financial Markets Association and “Dominion Bond Rating Services”

Cascades is rated by S&P, Moody’s and DBRS. The Corporation’s rating by these three agencies are listed below:

Rating agency	Cascades Rating	Qualitative	Most recent update
S&P	BB-	Stable outlook	June 2016
Moody’s	Ba2	Stable outlook	May 2015
DBRS	BB	Stable outlook	January 2015

Annual Information Form

It is to be noted that the credit ratings given by the rating agencies are not recommendations to purchase, hold or sell Cascades' notes or securities as such, given these ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn by a rating agency in the future if in its judgment circumstances so warrant. The Corporation is not responsible for credit ratings given by the rating agencies.

ITEM 7 - MARKET FOR SECURITIES

7.1               Trading Price and Volume

Cascades’ Common Shares are traded on the Toronto Stock Exchange and alternative trading systems under the ticker symbol “CAS”. The following table sets forth the market price range, in Canadian dollars, and trading volumes of the Corporation’s Common Shares on the Toronto Stock Exchange for each month of the most recently completed financial year:

Toronto Stock Exchange - Market price range - Year 2016

Month	High	Low	Closing Market Price	Trading Volume
January	13.65	10.35	10.52	7,531,254
February	11.08	9.58	9.85	3,864,311
March	9.92	7.72	8.57	6,676,378
April	9.10	8.00	8.88	6,184,910
May	10.15	8.63	9.93	2,398,786
June	10.36	8.88	9.15	2,072,957
July	10.15	8.95	9.78	1,126,100
August	11.37	8.88	11.16	2,669,896
September	13.00	10.97	12.83	3,700,174
October	13.48	12.16	12.65	3,133,264
November	12.85	10.95	11.69	2,287,085
December	12.48	11.12	12.10	1,930,029

In 2015, in the normal course of business, the Corporation renewed its redemption program. Purchases began on March 17, 2015 and continued until March 16, 2016. The notice enabled Cascades to acquire up to 942,194 Common Shares, representing approximately 1% of the issued and outstanding Common Shares as of February 27, 2015. As of March 16, 2016, the Corporation had redeemed 188,405 Common Shares at an average weighted cost of $7.99.

In 2016, in the normal course of business, the Corporation renewed its redemption program. Purchases began on March 17, 2016 and continued until March 16, 2017. The notice enabled Cascades to acquire up to 1,907,173 Common Shares, representing approximately 2.0% of the issued and outstanding Common Shares as of March 4, 2016. As of March 16, 2017, the Corporation had redeemed 902,738 Common Shares at an average weighted cost of $8.65.

On March 14, 2017, Cascades announced that the Toronto Stock Exchange had accepted its notice of intention to begin a normal course issuer bid in respect of its Common Shares. Purchases pursuant to the normal course issuer bid commenced on March 17, 2017 and will cease on March 16, 2018. The Common Shares purchased shall be cancelled. The notice will enable Cascades to acquire up to 946,066 Common Shares, which represents approximately 1% of the 94,606,610 issued and outstanding Common Shares as at March 4, 2017.

ITEM 8 - DIRECTORS AND OFFICERS

The Directors of the Corporation are elected annually to hold office until the next annual general meeting or until a successor is elected or appointed.

8.1              Name, Occupation and Security Holding

The following table sets out the name, age and place of residence of each director, its principal occupation, the year in which he or she first became a director of the Corporation, the number of common shares of the Corporation beneficially owned directly or indirectly by him or her, their independence status, the number of deferred share units he or she holds, if the Director sits on boards of directors and committees of other public companies, membership on the committees of the Board of Directors of the Corporation. Also disclosed in their respective biographies is a summary of their skills and experiences and their value of at-risk holdings as at December 31, 2016 and the percentage of votes voted in favour of their election at last year's meeting.

Annual Information Form

	Principal occupation :	Executive Chair of the Board

	Committee(s) :	N.A.

2016 Annual Meeting Votes in favour (%) : 95.95

SKILLS AND EXPERIENCE
FORMER PRESIDENT AND CEO / OPERATIONAL KNOWLEDGE OF PULP AND PAPER INDUSTRY / ENVIRONMENT, HEALTH AND SAFETY AND SUSTAINABLE DEVELOPMENT / INTERNATIONAL EXPERIENCE

Alain Lemaire Age 69 Kingsey Falls (Québec) Canada Non-Independent Director since 1967	One of the founders of Cascades, Mr. Lemaire is Executive Chair of the Board of the Corporation. He held the position of President and Chief Executive Officer from 2004 to May 2013. He was Executive Vice-President of the Corporation from 1992 to 2004 and was President and Chief Executive Officer of Norampac Inc., from 1998 to 2004. A former student of the Institut des pâtes et papiers of Trois-Rivières (Québec), he holds an Honorary Doctorate in Business Administration from the University of Sherbrooke (Québec). In 2013, he received an Honorary Doctorate in Civil Law from Bishop's University in Lennoxville (Québec). Mr. Lemaire is an Officer of the Order of Canada and was named a Chevalier de l'Ordre National du Québec in 2015.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES (2)	DSUs (4)	SHARES (2)	DSUs	(#)	AS OF DECEMBER 31, 2016 ($) (5)
4,979,516	—	4,969,465	—	10,051	60,252,144

	Principal occupation :	President, Louis Garneau Sports Inc.

	Committee(s) :	Environment, Health and Safety and Sustainable Development (Member)

2016 Annual Meeting Votes in favour (%) : 98.93 SKILLS AND EXPERIENCE PRESIDENT / INTERNATIONAL EXPERIENCE / HUMAN RESOURCES AND COMPENSATION / SALES AND MARKETING

Louis Garneau Age 58 St-Augustin-de-Desmaures (Québec) Canada Independent (1) Director since 1996

Mr. Garneau is President of Louis Garneau Sports Inc., a manufacturer and distributor of sports clothing and accessories throughout the world. He is a member of the Environment, Health and Safety and Sustainable Development Committee. A former international cycle racer, Mr. Garneau participated in the 1984 Olympic Games in Los Angeles. He is a Chevalier de l’Ordre national of Québec and an Officer of the Order of Canada. In June 2007, he was awarded an Honorary Doctorate from the Faculty of Administration of the University of Ottawa. In 2008, he received the “Gloire de l’Escolle” medal as a former graduate having honored Université Laval due to the extent of his professional activities and his contribution to society. In November 2014, he was awarded the Medal of Honour of the National Assembly of Québec. This medal is awarded to public figures who are deserving of recognition by the Members of the Assembly. He was one of the personalities named Grands Québécois 2017 by the Chambre de Commerce et d'industrie de Québec.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES	DSUs (4)	SHARES	DSUs	(#)	AS OF DECEMBER 31, 2016 ($) (5)
5,018	51,518	5,018	45,061	6,457	684,086

Annual Information Form

	Principal occupation :	Director of companies

	Committee(s) :	Environment, Health and Safety and Sustainable Development (Chair) Corporate Governance and Nominating (Member)

2016 Annual Meeting Votes in favour (%) : 99.83

SKILLS AND EXPERIENCE
FORMER PRESIDENT AND CEO / OPERATIONAL KNOWLEDGE OF PULP AND PAPER INDUSTRY / ENVIRONMENT, HEALTH AND SAFETY AND SUSTAINABLE DEVELOPMENT / SALES AND MARKETING

Sylvie Lemaire Âge 54 Otterburn Park (Québec) Canada Non-Independent Director since 1999

Ms. Lemaire is a director of companies. She has held production, research and development and general management positions. She was co-owner of Dismed Inc., a distributor of medical products and Fempro Inc., a manufacturer of absorbent products, where she held the position of President until 2007. She is Chair of the Environment, Health and Safety and Sustainable Development Committee and a member of the Corporate Governance and Nominating Committee. Since June of 2014, Ms. Lemaire is a certified Director of Companies having successfully completed the governance program offered by the Collège des administrateurs de sociétés of Université Laval (Québec). Ms. Lemaire sits on the Boards of Groupe Marcelle Inc., involved in the manufacture of cosmetic products, and Harnois Groupe Pétrolier, wholesaler of gas and propane gas. She holds the degree of Bachelor in Industrial Engineering from the Montréal École polytechnique.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES (3)	DSUs (4)	SHARES (3)	DSUs	(#)	AS OF DECEMBER 31, 2016($) (5)
175,287	48,588	175,287	45,061	3,527	2,708,888

	Principal occupation :	Partner, McCarthy Tétrault

	Committee(s) :	Human Resources (Chair) Corporate Governance and Nominating (Member)

2016 Annual Meeting Votes in favour (%) : 98.73 SKILLS AND EXPERIENCE INTERNATIONAL SENIOR EXECUTIVE / CORPORATE GOVERNANCE / HUMAN RESOURCES AND COMPENSATION / LAW AND CORPORATE FINANCE

David McAusland Age 63 Baie d'Urfé (Québec) Canada Independent (1) Director since 2003

Mr. McAusland is a partner in the law firm of McCarthy Tétrault. From 1999 to February 2008, he held among others, the position of Executive Vice-President, Corporate Development and Chief Legal Officer of Alcan Inc., a large multinational industrial company. He is Chair of the Human Resources Committee and member of the Corporate Governance and Nominating Committee. Mr. McAusland sits on the Boards of Directors of Cogeco Inc., and Cogeco Cable Inc., two companies involved in the communications sector where he is a member of the Corporate Governance Committee and Chair of the Human Resources Committee of both these issuers. He sits on the Board of Directors of Khan Resources Inc., a uranium exploration and development company, where he is a member of the Compensation Committee. He is the Chairman of the Board of Directors of ATS Automation Tooling Systems, a leader in automation manufacturing solutions. As well, he is a director of certain nonprofit organizations and private companies.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES	DSUs (4)	SHARES	DSUs	(#)	AS OF DECEMBER 31, 2016 ($) (5
4,000	62,438	4,000	55,838	6,600	803,900

Annual Information Form

	Principal occupation :	Director of companies

	Committee(s) :	Audit and Finance (Chair) Corporate Governance and Nominating (Member) Lead Director

2016 Annual Meeting Votes in favour (%) : 99.80 SKILLS AND EXPERIENCE SENIOR EXECUTIVE / OPERATIONAL KNOWLEDGE OF PULP AND PAPER INDUSTRY / FINANCE AND ACCOUNTING / CORPORATE GOVERNANCE

Georges Kobrynsky Age 70 Outremont (Québec) Canada Independent (1) Director since 2010	Mr. Kobrynsky is a director of companies. He is Lead Director of the Board of Directors, Chair of the Audit and Finance Committee and member of the Corporate Governance and Nominating Committee. He held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. Mr. Kobrynsky has held, for more than 30 years, various senior positions at Domtar Inc., including Senior Vice-President, Pulp and Paper Sales, Marketing and Customer Relations Group from 2001 to 2005 and Senior Vice-President, Communication Papers Division from 1995 to 2001. He sat on the Board of Directors of Norampac Inc., from 1998 to 2006. He holds a Master of Business Administration from McGill University (Québec), a Bachelor’s degree in Forest Engineering from Université Laval (Québec) and a Bachelor of Arts from the Université de Montréal (Québec). He is a member of the Board of Directors of Supremex Inc., a Canadian manufacturer of stock and custom envelopes, and is Chair of the Pension Investment Committee and a member of the Audit and Human Resources Committees.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES	DSUs (4)	SHARES	DSUs	(#)	AS OF DECEMBER 31, 2016 ($) (5)
—	26,933	—	21,355	5,578	325,889

	Principal occupation :	Director

	Committee(s) :	Human Resources (Member) Environment, Health and Safety and Sustainable Development (Member)

2016 Annual Meeting Votes in favour (%) : 97.67

SKILLS AND EXPERIENCE
SENIOR EXECUTIVE / OPERATIONAL KNOWLEDGE OF PULP AND PAPER INDUSTRY / HUMAN RESOURCES AND COMPENSATION / ENVIRONMENT, HEALTH AND SAFETY AND SUSTAINABLE DEVELOPMENT

Élise Pelletier Age 56 Chambly (Québec) Canada Independent (1) Director since 2011	Retired since 2003, Ms. Pelletier accumulated over twenty years of experience within the Corporation, having held the position of Vice-President, Human Resources of the Corporation during the period between 1995 and 1998, and thereafter, the position of Vice-President with Norampac Inc., from 1998 to 2003. She has extensive knowledge of the pulp and paper sector and was a member of the Board of Directors of the Corporation from 1993 to 2001. She is a member of the Human Resources Committee and of the Environment, Health and Safety and Sustainable Development Committee. She holds a Certificate in governance of companies from the Collège des administrateurs de sociétés, Université Laval (Québec). She holds the degree of Bachelor in Industrial Relations from the Université de Montréal (Québec).

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES	DSUs (4)	SHARES	DSUs	(#)	AS OF DECEMBER 31, 2016 ($) (5)
1,500	17,032	1,000	13,917	3,615	224,237

Annual Information Form

	Principal occupation :	President and Chief Executive Officer, The Montreal Port Authority

	Committee(s) :	Audit and Finance (Member) Human Resources (Member)

2016 Annual Meeting Votes in favour (%) : 96.55 SKILLS AND EXPERIENCE PRESIDENT AND CEO / FINANCE AND ACCOUNTING / HUMAN RESOURCES AND COMPENSATION / GOVERNMENTAL AFFAIRS

Sylvie Vachon Age 57 Longueuil (Québec) Canada Independent (1) Director since 2013	Ms. Vachon is President and Chief Executive Officer of The Montreal Port Authority (MPA), an autonomous federal agency since 2009. From 1997 to 2009, she was Vice-President, Administration and Human Resources for the federal agency. She is a member of the Audit and Finance Committee and of the Human Resources Committee of the Corporation. Ms. Vachon is a member of the Board of Directors of Hardware Richelieu Ltd and a member of their Human Resources committee. She is also Chair of the Board of Directors of Cargo Montreal, the logistic and transportation metropolitan cluster. She is a member of the Board of Directors of the Association of Canadian Port Authorities and a governor member of the Conseil patronal de l’environnement du Québec whose mission is to mobilize Québec companies in order to promote their commitment towards environmental protection and the implementation of sustainable development. Ms. Vachon is also a member of the Board of Directors of SODES whose mission is to protect and promote the economic interests of the St. Lawrence maritime community from a sustainable development perspective. She also presides the Board of Directors of the Cercle des présidents (Québec). In 2014, she received the St. Lawrence Award, which is awarded to individuals whose actions have been noteworthy in the marine industry. In 2016, she was awarded the Medal of Honour of the National Assembly of Québec and became a member of the Conseil consultatif sur l’économie et l’innovation of the Québec Government. She holds the degree of Bachelor in Administration, majoring in Human Resources Management from the University of Sherbrooke (Québec).

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES	DSUs (4)	SHARES	DSUs	(#)	AS OF DECEMBER 31, 2016 ($) (5)
—	11,222	—	8,183	3,039	135,786

	Principal occupation :	Business advisor and consultant, Corporate Director

	Committee(s) :	Audit and Finance (Member) Corporate Governance and Nominating (Chair)

2016 Annual Meeting Votes in favour (%) : 96.93 SKILLS AND EXPERIENCE CORPORATE FINANCE / REPORTING AND DISCLOSURE / CORPORATE GOVERNANCE AND SHAREHOLDER ENGAGEMENT / CAPITAL INTENSIVE MANUFACTURING

Laurence G. Sellyn Age 67 Beaconsfield (Québec) Canada Independent (1) Director since 2013	Mr. Sellyn was Executive Vice-President, Chief Financial and Administrative Officer of Gildan Activewear Inc. between April 1999 and August 2015. Prior thereto, he held several senior management positions with well recognized Canadian public companies. From 1992 to 1999, he held the position of Chief Financial Officer and Senior Vice-President of Finance and Corporate Development of Wajax Inc. Mr. Sellyn held successive positions of increasing responsibility at Domtar Inc., including acting as Corporate Controller from 1987 to 1991. Mr. Sellyn is Chair of the Corporate Governance and Nominating Committee, and a member of the Audit and Finance Committee of the Corporation. He is a U.K. Chartered Accountant. He holds a Masters degree in Modern Languages and Literature from Oxford University. Mr. Sellyn is also involved in fundraising for charitable and community activities.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES	DSUs (4)	SHARES	DSUs	(#)	AS OF DECEMBER 31, 2015 ($) (5)
25,000	22,436	20,000	16,358	11,078	573,976

Annual Information Form

	Principal occupation :	President and Chief Executive Officer

	Committee(s) :	N.A.

2016 Annual Meeting Votes in favour (%) : 97.83 SKILLS AND EXPERIENCE PRESIDENT AND CEO / OPERATIONAL KNOWLEDGE OF PULP AND PAPER INDUSTRY / FINANCE AND ACCOUNTING / INTERNATIONAL EXPERIENCE

Mario Plourde Age 55 Kingsey Falls (Québec) Canada Non-Independent Director since 2014	Mr. Plourde is President and Chief Executive Officer of the Corporation since May 2013. He has been in the employ of the Corporation since 1985 and has held several senior management positions such as Vice-President and Chief Operating Officer of Cascades' Specialty Products Group. He was named President of this Group in 2000. In 2011, he was appointed Chief Operating Officer of the Corporation. He joined the Board of Directors of Cascades on November 6, 2014. Mr. Plourde sits on the Board of Directors of Transcontinental Inc., where he is Chair of the Governance Committee and also sits on the Board of Directors of the Fondation Centre de Cancérologie Charles-Bruneau. Actively involved in social and community affairs, he was awarded in 2012, the Prix bâtisseur - Tour CIBC Charles Bruneau, (a foundation for pediatric cancer research). Mr. Plourde holds a Bachelor's degree in Business Administration, majoring in Finance from the Université du Québec in Montréal.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES	DSUs (4)	SHARES	DSUs	(#)	AS OF DECEMBER 31, 2016 ($) (5)
126,179	—	115,622	—	10,557	1,526,766

	Principal occupation :	Consultant, Wynnchurch Capital Canada

	Committee(s) :	Audit and Finance (Member) Human Resources (Member)

2016 Annual Meeting Votes in favour (%) : N.A. SKILLS AND EXPERIENCE SENIOR EXECUTIVE / OPERATIONAL KNOWLEDGE OF PULP AND PAPER INDUSTRY / FINANCIAL EXPERT / HUMAN RESOURCES AND COMPENSATION

Michelle Cormier, CPA,CA Age 60 Montréal (Québec) Canada Independent (1) Director since 2016	A senior-level executive with experience in financial management, strategic consulting as well as corporate financing, turnaround and governance, Michelle Cormier has in-depth knowledge of financial and public markets in Canada and the United States. She is a member of the Audit and Finance committee and a member of the Human Resources committee of the Corporation. Ms. Cormier has been acting as a consultant for Wynnchurch Capital Canada since 2014. She spent 13 years in senior management positions at TNG Capital Inc., and was CFO at a major North American forest products company. She also worked at Alcan Aluminium Limited and Ernst & Young. Gifted with strong leadership skills, Ms. Cormier is a Certified Director of Compagnies and sits on the Boards of Directors of Dorel Industries Inc., Uni-Select Inc. and Champion Iron Ltd.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES	DSUs (4)	SHARES	DSUs	(#)	AS OF DECEMBER 31, 2016 ($) (5)
—	2,117	—	—	2,117	25,616

Annual Information Form

	Principal occupation :	President and Chief Executive Officer, Sanimax Inc. (Canada)

	Committee(s) :	Audit and Finance (Member) Environment, Health and Safety and Sustainable Development (Member)

2016 Annual Meeting Votes in favour (%) : N.A.

SKILLS AND EXPERIENCE
PRESIDENT AND CEO / ENVIRONMENT, HEALTH AND SAFETY AND SUSTAINABLE DEVELOPMENT / ACCOUNTING AND FINANCE / HUMAN RESOUCES AND COMPENSATION

Martin Couture Age 48 Montréal (Québec) Canada Independent (1) Director since 2016	Recipient of a Bachelor's degree in Economics from St. Lawrence University (Canton, New York), Martin Couture is CEO of Sanimax Inc., where he has worked since 1990. He is a member of the Audit and Finance Committee and of the Environment, Health and Safety and Sustainable Development Committee of the Corporation. Combining strong leadership skills with extensive operational experience, Mr. Couture was named one of Canada's "Top 40 under 40," a Caldwell Partners award, in 2007. He received the Ernst & Young Entrepreneur of the Year award in 2008. He is an active member of the National Renderers Association, the professional association of the rendering industry in North America, and has also been deeply involved with the Young Presidents' Organization since 2003.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES (6)	DSUs (4)	SHARES	DSUs	(#)	AS OF DECEMBER 31, 2015 ($) (5)
1,600	3,527	1,600	—	3,527	62,037

	Principal occupation :	President and Chief Executive Officer, Boralex Inc.

	Committee(s) :	N/A

2016 Annual Meeting Votes in favour (%) : N.A. SKILLS AND EXPERIENCE PRESIDENT AND CEO / INTERNATIONAL EXPERIENCE / ACCOUNTING AND FINANCE / MERGERS AND ACQUISITIONS

Patrick Lemaire Age 53 Kingsey Falls (Québec) Canada Non-Independent Director since 2016	Patrick Lemaire has served as President and CEO of Boralex Inc. since September 2006. Over the last decade, he has profoundly transformed the company and helped position it as a renewable energy leader in Canada and France. In 1988, after obtaining his degree in Mechanical Engineering from Université Laval (Québec), he began his career at Cascades. He successively held the positions of project manager, maintenance manager and plant manager in France and the United States. His managerial skills and leadership were then put to use as General Manager of five plants and as Vice-President and Chief Operating Officer in the containerboard packaging sector.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES	DSUs (4)	SHARES	DSUs	(#)	AS OF DECEMBER 31, 2016 ($) (5)
6,628	1,465	6,582	—	1,511	97,925

(1)	"Independent" refers to the standards of independence established under Section 1.2 of the Canadian Securities Administrators’ National Instrument 58-101 (Disclosure of Corporate Governance Practices).

(2)	Held directly or indirectly by Gestion Alain Lemaire Inc., of which Alain Lemaire is the sole voting shareholder.

(3)	86,277 shares are held directly or indirectly by Tremer II Inc., a company in which Ms. Lemaire holds a 50% shareholding.

(4)	DSUs are paid annually, as described in section 3.8.2 Deferred Share Unit Plan on page 26 of this Circular. DSUs for 2016 were attributed on January 15, 2017.

(5)	The total value at risk is based on the closing share price of the Common Shares of the Corporation on the Toronto Stock Exchange (TSX) on December 31, 2016 ($12.10).

(6)	Held directly by Placements Martin Couture Inc., of which Martin Couture is the sole voting shareholder.

Annual Information Form

8.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Corporation’s knowledge, no director or executive officer of the Corporation and no shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

a)	is or has been in the past ten years before the date of this Annual Information Form a director or executive officer of any other company that, while that person was acting in that capacity,
i)	was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemption under securities legislation for a period or more than 30 consecutive days;
ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the Corporation being the subject of a cease trade or similar order or an order that denied the other issuer access to any exemption under securities legislation for a period of more than 30 consecutive days; or
iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;

b)	was subject to court-imposed penalties or sanctions relating to securities legislation or by a securities regulatory authority, or entered into a settlement agreement with such authority; or

c)	was subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision, save for,

i)	Laurence G. Sellyn, who was a director of Beyond the Rack Enterprises Inc. (now 7098961 Canada Inc.) which requested protection under the Companies' Creditors Arrangement Act (Canada) on March 24, 2016. Mr. Sellyn is no longer a board member of this company.

8.3              Information concerning Executive Officers

Executive Officers	Occupation in the Corporation
Alain Lemaire Kingsey Falls, Québec	Executive Chair of the Board of Directors
Mario Plourde Kingsey Falls, Québec	President and Chief Executive Officer
Allan Hogg Kingsey Falls, Québec	Vice-President and Chief Financial Officer
Maryse Fernet Kingsey Falls, Québec	Chief Human Resources Officer
Dominic Doré Mont-Saint-Hilaire, Québec	Chief Information Officer
Hugo D'Amours Saint-Bruno de Montarville, Québec	Vice-President, Communications and Public Affairs
Léon Marineau Kingsey Falls, Québec	Vice-President, Environment
Robert F. Hall Canton de Hatley, Québec	Chief Legal Officer and Corporate Secretary
Suzanne Blanchet La Prairie, Québec	Senior Vice-President, Corporate Development
Pascal Aguettaz Kingsey Falls, Québec	Vice-President, Corporate Services
Jean Jobin Sainte-Catherine, Québec	President and Chief Operating Officer, Tissue Group
Charles Malo Boucherville, Québec	President and Chief Operating Officer, Containerboard Packaging Group
Luc Langevin Notre-Dame-des-Prairies, Québec	President and Chief Operating Officer, Specialty Products Group

During the past five years, each of the Executive Officers of the Corporation have been engaged in their present principal occupations or in other executive capacities for the Corporation or with associates or joint ventures indicated opposite their name, except for Mr. Hugo D'Amours, who was appointed Vice-President, Communications and Public Affairs, on January 21, 2013. Prior thereto, Mr. D'Amours was Press Secretary and Director of Media Relations for the Premier of Québec. On August 12, 2014, the Corporation announced the appointment of Mr. Jean Jobin as President and Chief Operating Officer of Cascades Tissue Group. On January 13, 2016, the Corporation announced that Mr. Marc-André Dépin had stepped down as President and Chief Executive Officer of the Containerboard Packaging Group. Mr. Charles Malo succeeded him as President and Chief Operating Officer.

As at December 31, 2016, the Directors and Executive Officers of the Corporation listed herein beneficially owned as a group, or exercised control or direction over, directly or indirectly, 5,774,458 Common Shares representing 6.11% of the Common Shares issued and outstanding.

Annual Information Form

ITEM 9 - LEGAL PROCEEDINGS

In the normal course of operations, the Corporation is party to various legal actions and contingencies, mostly related to contract disputes, environmental, product claims, and labour issues. While the final outcome with respect to legal actions outstanding or pending as at December 31, 2016 cannot be predicted with certainty, it is management’s opinion that the outcome will not have a material adverse effect on the Corporation’s consolidated financial position, results of its operations or its cash flows.

ITEM 10 - TRANSFER AGENTS AND REGISTRARS

Cascades’ transfer agent and registrar is Computershare Investor Services Inc. (“Computershare”), having its place of business in Montréal, Québec, Canada at 1500 Robert-Bourassa Blvd., 7th Floor, H3A 3S8. The register of transfers of the Common Shares of the Corporation is located in the same office in Montreal.

ITEM 11 - MATERIAL CONTRACTS

The only material contracts entered into during the year ended December 31, 2016 or in prior years that are still in effect and filed on SEDAR and EDGAR, as required by applicable legislations, are:

Second Amended and Restated Credit Agreement dated July 7, 2015 (the "Second Amended and Restated Credit Agreement"), amongst Cascades Inc., Cascades USA Inc., Cascades Europe SAS, National Bank of Canada, as administrative agent, The Bank of Nova Scotia, as collateral agent, and a syndicate of lenders named therein, as lenders. Upon the terms of the Second Amended and Restated Credit Agreement, among other amendments, the Facility Maturity Date has been extended until July 7, 2019.

Indenture dated May 19, 2015, amongst Cascades, the Subsidiary Guarantors party thereto and Wells Fargo Bank, National Association, as Trustee, pursuant to which Cascades issued 5.75% Senior Notes due 2023, as amended by Supplemental Indentures dated September 23, 2015, December 9, 2015 and September 30, 2016.

Indenture dated June 19, 2014, amongst Cascades, the Subsidiary Guarantors party thereto and Wells Fargo Bank, National Association, as Trustee, pursuant to which Cascades issued 5.50% senior notes due in 2022, as amended by Supplemental Indentures dated March 16, 2015, September 23, 2015, December 9, 2015 and September 30, 2016.

Indenture dated June 19, 2014, amongst Cascades, the Subsidiary Guarantors party thereto Computershare Trust Company of Canada, as Trustee, pursuant to which Cascades issued 5.50% Senior Notes due 2021, as amended by Supplemental Indentures dated March 16, 2015, September 23, 2015, December 9, 2015 and September 30, 2016.

Joint Venture Formation Agreement between Maritime Paper Products Limited (MPPL) and Cascades Canada ULC in respect of Maritime Paper Products Limited Partnership relating to the integration of the Containerboard Group's Newfoundland and Moncton (New Brunswick) plants dated as of November 27, 2013. Filed on SEDAR only.

ITEM 12 - INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Partnership of Chartered Professional Accountants (“PwC”), is the Independent Auditor of the Corporation who have prepared the Independent Auditor’s report dated March 1, 2017, in respect of the Corporation’s consolidated financial statements with accompanying notes as at and for the years ended December 31, 2016 and 2015. PwC has advised that they are independent with respect to the Corporation within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and Rule 3520 Auditor Independence of the Public Company Accounting Oversight Board.

ITEM 13 - AUDIT AND FINANCE COMMITTEE

13.1            Composition and mandate

The Audit and Finance Committee (the “Committee”) is composed of five independent directors, namely Messrs.Georges Kobrynsky (Chair), Laurence G. Sellyn, Martin Couture, Ms. Sylvie Vachon and Ms. Michelle Cormier. The Charter of the Audit and Finance Committee is set out in Schedule C to this Circular. All the members of the Committee are independent as defined in section 1.4 of the Canadian Securities Administrators National Instrument 52-110 and are financially literate.

13.2            Relevant Education and Experience of the Members

The following describes the relevant education and experience of each member of the Committee that provides him or her with (a) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) the ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting.

Annual Information Form

Name of Committee Member	Relevant Education and Experience

Georges Kobrynsky	Mr. Kobrynsky is a Director of companies and held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. He also held for more than 30 years, various senior positions at Domtar Inc. Mr. Kobrynsky is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements. Mr. Kobrynsky is a member of the Board of Directors of Supremex Inc.

Laurence G. Sellyn	Mr. Sellyn is the former Chief Financial and Administrative Officer and Executive Vice-President of Gildan Activewear Inc. He served as Chief Financial Officer and other senior level corporate officer positions with long established Canadian public companies in a variety of industries. Mr. Sellyn is a U.K. chartered accountant and is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements.

Sylvie Vachon	As President and Chief Executive Officer of the Montreal Port Authority, Ms. Vachon is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements. From 1997 to 2009, she was Vice-President, Administration and Human Resources for the federal agency, where she was responsible for financial services, immovables, procurement, information technology, continuous improvement and human resources. She is a member of the Board of Directors of Hardware Richelieu Ltd.

Michelle Cormier	Since 2014, Ms. Cormier, CPA, CA, has been acting as a consultant for Wynnchurch Capital Canada. A senior-level executive with experience in financial management, strategic consulting and corporate financing, she has in-depth knowledge of financial and public markets in Canada and the United States. Ms. Cormier sits on the Board of Directors of Dorel Industries Inc., Uni-Select Inc., and Champion Iron Ltd.

Martin Couture	Mr. Couture is Chief Executive Officer of Sanimax Inc.Combining strong leadership skills with extensive operational experience he understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements.

13.3            Independent Auditor Services Fees

The following table presents, by category, the fees incurred by the Corporation and paid to PricewaterhouseCoopers LLP, Partnership of Chartered Professional Accountants, in Canadian dollars in the past two fiscal years for various services provided to the Corporation and its subsidiaries:

SERVICES	FEES	DECEMBER 31, 2015	FEES	DECEMBER 31, 2016
Audit Fees (1)		$1,675,465		$1,607,759
Audit-Related Fees (2)		$524,585		$445,473
Tax Fees (3)		$136,247		$210,741
Total		$2,336,297		$2,263,973

(1)	Professional services provided in connection with statutory and regulatory filings and audit of the annual financial statements of the Corporation.
(2)	Professional services provided in connection with auditing as well as consultations on accounting and regulatory matters.
(3)	Professional services mainly for compliance to Income Tax laws.

13.4            Policies and Procedures for the Engagement of Audit and Non-Audit Services

The Corporation’s Audit and Finance Committee (the “Committee”) has adopted a Pre-approval Policy and Procedures for services provided by the Independent Auditor (the “Policy”) that sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by the Independent Auditor are pre-approved. Under the terms of the Policy, services that involve fees of less than $25,000 up to an annual limit of $50,000 are pre-approved. The Committee has delegated to the Chairman of the Committee pre-approval authority for any services not previously approved by the Committee that involve the payment of unbudgeted fees up to a maximum of $100,000 per mandate. Services that involve fees of more than $100,000 require pre-approval of all members of the Committee.

ITEM 14 - ADDITIONAL INFORMATION

Additional information, including Directors' and Senior Officers' remuneration and indebtedness, principal holders of the securities of Cascades and options to purchase securities, and interests of insiders in material transactions, if any, is contained in the Management Proxy Circular dated March 17, 2017, for the Annual General Meeting of Shareholders.

Also, additional financial information pertaining to the fiscal year ended December 31, 2016, including Management’s Discussion and Analysis is presented in the Corporation’s 2016 Annual Report.

Annual Information Form

In addition, the following documents may be obtained, upon written request, from the Corporation’s Corporate Secretary:

(a)	When Cascades is in the course of a distribution of its securities pursuant to a short form prospectus or has filed a preliminary short form prospectus in respect of a proposed distribution of its securities:

(i)	one copy of the latest Annual Information Form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)	one copy of the latest Annual Report of the Corporation, a copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying Independent Auditor’s report, and the Management's Discussion and Analysis and one copy of any interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year;

(iii)	one copy of the Corporation’s Management Proxy Circular in respect of its most recent Annual General Meeting of Shareholders that involved the election of Directors ; and

(iv)	one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(b)	at any other time, a copy of the documents referred to in a) i) to iii) above, may be obtained from the Corporate Secretary of the Corporation, at the address indicated below, provided that the Corporation may require the payment of a reasonable fee if the request is made by a person or company who is not a security holder of Cascades.

Most of the above-mentioned information relating to the Corporation may be found on SEDAR at www.sedar.com and on the Corporation’s website at www.cascades.com.

Cascades Inc.

Corporate Secretariat

404 Marie-Victorin Blvd., P.O. Box 30

Kingsey Falls, Québec J0A 1B0

Telephone: (819) 363-5100

Telecopier: (819) 363-5127

Annual Information Form

SCHEDULE A

CHARTER

OF THE AUDIT AND FINANCE COMMITTEE

OF THE BOARD OF DIRECTORS OF CASCADES INC. (the « Corporation »)

1.                Purpose

The purpose of this charter is to describe the role of the Audit and Finance Committee (the « Committee ») as well as its duties and responsibilities delegated by the Board of Directors (« the Board »). The main duty of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the following issues:

•	the quality and integrity of the Corporation’s financial statements;

•	the enterprise risk management process;

•	accounting and financial reporting process;

•	systems of internal accounting and financial controls;

•	independent auditor’s qualifications, independence and performance;

•	internal audit function and process;

•	the Corporation’s compliance with legal and regulatory requirements relating to the Corporation’s financial statements;

•	fulfill any other responsibilities assigned to it from time to time by the Board.

2.                Division of responsibilities

In carrying out the duties of the Committee described in this charter, the members of the Committee recognize that its function is to oversee the Corporation’s financial reporting process on behalf of the Board as well as to report its activities regularly to the Board. Management of the Corporation is responsible for the preparation, the presentation and the integrity of the Corporation’s financial statements and for the effectiveness of internal control over financial reporting.

Management is responsible for maintaining appropriate accounting and financial reporting principles and policies as well as internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The independent auditor is responsible for planning and carrying out audits of the Corporation’s annual and interim financial statements and annually auditing management’s assessment of the effectiveness of internal control over financial reporting and other auditing procedures.

In performing their duties, the members of the Committee must have open and free discussions with the Board, the independent auditor, the internal auditor and management of the Corporation.

3.                Composition and organization

The Committee shall be composed of a minimum of three independent directors, as appointed by the Board at its first meeting following the annual shareholders meeting. Each member of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.

Each Committee member must be financially literate in accordance with applicable laws and at least one member must have accounting or related financial management expertise, as determined by the Board.

The Committee will appoint one of its members as Chairman and the Secretary or Assistant Secretary of the Corporation or the person designated as Secretary will be secretary for all meetings of the Committee and will keep minutes of the Committee’s deliberations.

4.                Meetings and resources

The Committee shall meet at least four times a year, or more frequently if circumstances so dictate. By virtue of its mandate to foster open relations, the Committee shall also meet separately and in camera for discussions with the internal auditor, management and with the independent auditor, as required.

The Committee shall establish its own rules and procedures (subject to any specific guidelines from the Board) and shall meet at the place and in accordance with the terms prescribed by its rules. A quorum shall not be less than a majority of the members of the Committee.

Annual Information Form

The Chairman of the Committee determines the agenda for each meeting in consultation with the Vice-President and Chief Financial Officer, the Secretary and the internal auditor. The agenda and supporting documentation are distributed to the members of the Committee within a reasonable timeframe prior to the meetings.

The Chairman of the Committee shall report quarterly and when required to the Board on the Committee’s activities and will make recommendations concerning all matters it deems necessary or appropriate.

The Committee shall at all times have free and open access to management, to the internal auditor and to the independent auditor in order to seek explanations or information on specific questions.

The Committee shall have the resources and the authority appropriate to carry out its duties, including the authority to retain, as it deems necessary, counsel and other external consultants and to set and pay their remuneration, without further Board approval.

In carrying out its duties and to meet its responsibilities, the Committee shall examine the books and relevant accounts of the Corporation, its divisions and its subsidiaries.

5.                Duties and responsibilities

In addition to, the above-mentioned responsibilities, the Committee shall address the following questions:

5.1               Financial reporting

•	reviews the quality and integrity of the Corporation’s accounting and financial reporting system through discussions with management, the independent auditor and the internal auditor;

•	reviews with management and the independent auditor the annual audited financial statements of the Corporation, including the information contained in management’s discussion and analysis, related press releases and the independent auditor’s report on the annual audited financial statements prior to public disclosure and filing with the Securities Regulatory Authorities;

•	reviews the unaudited interim financial statements, including management’s discussion and analysis for each interim period of the fiscal year and related press releases prior to public disclosure and filing with the Securities Regulatory Authorities;

•	reviews the financial information contained in prospectuses, offering memoranda, the annual information form and other reports that include audited or unaudited financial information submitted for approval by the Board;

•	reviews with the independent auditor and management, the quality, appropriateness and disclosure of the Corporation’s accounting principles and policies, the underlying assumptions and reporting practices, and any proposed changes thereto;

•	reviews financial analysis and other written communications prepared by management, the internal auditor or the independent auditor, setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative methods in conformity with International Financial Reporting Standards («IFRS») on the financial statements;

•	verifies the compliance of management certification of financial reports with applicable legislation;

•	reviews important litigation and any regulatory or accounting initiatives that could have a material effect on the Corporation's s financial situation or operating results and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;

•	reviews the results of the external audit, and any significant problems encountered in the performance of the audit, and management's response or action plan related to any Management Letter issued by the independent auditor.

5.2               Risk management and internal control

•	periodically receives management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control;

•	reviews insurance coverage for the Corporation annually and as may otherwise be appropriate;

•	monitors the capital structure of the Corporation and ensures that it has the capacity and the flexibility required to implement its strategic plan to meet the demands of debt repayment;

•	evaluates the effectiveness of the Corporation’s overall system of internal controls as well as the process of identifying and managing key risks;

•	examines the relevance of any form of financing where the total value of the indebtedness exceeds 5% of the net book value of the Corporation;

Annual Information Form

•	reviews significant capital costs and other major expenditures, related party transactions and any other transactions which could alter the Corporation’s financial or organizational structure, including off-balance sheet items;

•	periodically enquires as to the funding of the retirement plans as well as the investment management, the structure and performance of the retirement plans;

•	assists the Board in carrying out its responsibility for ensuring that the Corporation is compliant with applicable legal and regulatory requirements relating to the financial statements;

•	while ensuring confidentiality and anonymity, establishes procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including employee concerns regarding accounting or auditing matters.

•	periodically reviews with the Board, the internal auditors and the independent auditor of the Corporation and senior management, the Corporation’s antifraud program and practices.

5.3               Internal Audit Function

•	reviews with management, the internal audit staff qualifications and experience and, if required, recommends the appointment or replacement of the internal auditor;

•	regularly assesses the internal audit function’s performance, its responsibilities, its staffing, budget and the compensation of its members;

•	annually reviews and approves the internal audit plan;

•	undertakes private discussions with the internal auditor to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the independent auditor, and any unresolved differences of opinion or disputes.

5.4               Independent Auditor

•	recommends to the Board, the appointment of the independent auditor and, if appropriate, their removal (in both cases, subject to shareholder approval), evaluates and compensates them and assesses their qualifications, performance and independence;

•	ensures that as representatives of the shareholders, the independent auditor reports to the Committee and to the Board;

•	approves all audit services provided by the independent auditor and determines and approves in advance, non-audit services provided, in compliance with applicable legal and regulatory requirements;

•	discusses with the independent auditor the quality and not just the acceptability of the Corporation’s accounting principles, including: i) all critical accounting policies and practices used ; ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use as well as iii) any other material written communications between the Corporation and the independent auditor, including any disagreement or unresolved differences of opinion between management and the independent auditor that could have an impact on the financial statements;

•	reviews at least once a year the independent auditor’s report stating all relationships the independent auditor has with the Corporation and confirming their independence, and holding discussions with the independent auditor as to any relationship or services that may impact the quality of the audit services, or their objectivity and independence;

•	reviews and approves policies for the Corporation’s hiring of partners and employees or former partners and employees of the independent auditor.

5.5               Performance Evaluation of the Committee

•	prepares and reviews with the Board, an annual performance evaluation of the Committee and its members and assesses once a year, the adequacy of its mandate and, if required, makes recommendations to the Board.

Approved by the Board of Directors on March 12, 2014.